Filed by AIR Holdings Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: AIR Limited

Cantor Equity Partners III, Inc., Commission File No. 001-42716

Date: April 14, 2026

Exhibit 99.1

Day Month Year Version First name Last name Global Innovation Leader in Social Inhalation Company Presentation April 2026

Disclaimer The following applies to the information following this page (this “Presentation”) by AIR Limited and/or its subsidiaries (“AIR”). By viewing all or part of this Presentation, you acknowledge and agree to be bound by the limitations and restrictions described herein. Any failure to comply with these restrictions may constitute a violation of applicable securities laws. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination between AIR and Cantor Equity Partners III, Inc. (“CAEP”) or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of CAEP, AIR, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by viewing this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of AIR and is intended for the recipient hereof only. This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy securities of AIR, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. This Presentation does not constitute a “prospectus” within the meaning of the Securities Act of 1933, as amended. Any decision to purchase securities of AIR should be made solely on the basis of the information contained in a prospectus or other offering document to be issued by AIR in relation to a specific offering. No Representations and Warranties This Presentation is for informational purposes only. No representation or warranty, express or implied, is or will be given by AIR or any of its affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The information contained in this Presentation is derived from various internal and external sources, is preliminary in nature and is subject to change, and any such changes may be material. Industry and Market Data In this Presentation, AIR relies on and refers to certain information and statistics based on AIR management’s estimates and/or obtained from third-party sources which it believes to be reliable. AIR has not independently verified the accuracy or completeness of any such third-party information. Forward-Looking Statements This Presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. AIR’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding AIR’s intentions, beliefs or current expectations concerning, among other things, product introduction, partnerships and collaborations, results of operations, financial condition, liquidity, prospects, growth and strategies. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the control of AIR and are difficult to predict. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. AIR undertakes or accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners and does not imply an affiliation with, or endorsement by, the owners of these trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or © symbols, but AIR will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Use of Non-IFRS Financial Measures This Presentation includes certain financial measures that are not prepared in accordance with the IFRS as promulgated by the International Standards Accounting Board and that may be different from non-IFRS financial measures used by other companies, such as Adjusted EBITDA, Adjusted EBITDA Margin and Net Operating Cash Conversion. These non-IFRS measures, and other measures that are calculated using these non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to profit for the year, net cash generated from operating activities or any other performance measures derived in accordance with IFRS. AIR believes that these non-IFRS measures of financial results provide useful supplemental information to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently or may use other measures to calculate their financial performance, and therefore AIR’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Figures of non-IFRS measures presented in this Presentation are unaudited and unreviewed by AIR’s independent auditors and could be subject to change. 2

Proven Global Builders

PRESENTING TODAY



Stuart Brazier
Chief Executive Officer
29



Bassem Lotfy
Chief Financial Officer
28



Jorge Güil
Chief Marketing Officer
21



Steve Wichary
EVP New Growth Categories
33



Ronan Barry
Chief Regulatory & Legal Officer
19



Gaurav Jain
VP Investor Relations & Corporate Strategy
24

Previous Experience

Name	Previous Experience
Stuart Brazier	Chief Financial Officer, AIR Head of Finance European Division Area Director for North Africa BAT
Bassem Lotfy	Finance Director for the Middle East Area Finance Director for Central Europe North BAT
Jorge Güil	General Manager Marketing & Innovation China Global Category Director Disinfection reckitt
Steve Wichary	Global President dyson
Ronan Barry	Group Head of Regulatory Affairs BAT
Gaurav Jain	Consumer Analyst, Global Tobacco BARCLAYS



Omar Bseiso
Executive Vice President, North America
33



Paul Dawson
Chief Product Officer
25



Ashok Bhat
Chief Supply and Operations Officer
28



Shane George
Chief People Officer
15



Joe Bilman
Chief Digital Officer
30



Jacobo Sarmiento
EVP Americas
15

Name	Previous Experience
Omar Bseiso	Senior International Advisor & Management Consultant BAT
Paul Dawson	Vice President of Personal Care dyson
Ashok Bhat	Global Head of Supply Chain dyson
Shane George	VP HR, North America Hygiene reckitt
Joe Bilman	Chief Digital Officer Vericast Chief Business Officer, NEOU Chief Product Officer, Fox Mobile VERICAST NEOU
Jacobo Sarmiento	General Manager, Spain Mainland ABInBev

Years of Experience in Tobacco, Fast Moving Consumer Goods, Engineering and Premium Electronics, and investing air advanced inhalation rituals
3

1. Business & Industry Overview

AIR at a Glance

Core Business | Global Market Leader in Flavored Molasses, anchored by Al Fakher

Global Market Leader
Larger than the Next 4 Competitors Combined[(1)]

AL FAKHER
الفاخر



3 of 5 best selling flavors globally belong to the Al Fakher brand [(2)]

60%-65% [(3)]
market share in the USA
Largest Market by Gross Margin

~1bn
Hookah servings per year[(4)]

8
Production facilities[(5)]

Capex-light model enables superior ROCE[(6)]

Scalable operations with limited infrastructure investment

Brand strength supports high margins



Notes:
1. Based on Arthur D Little Industry Report 2025
2. Based on Arthur D. Little Industry Report 2025. Based on company flavor-level sales data and ADL's market size estimates, these 3 flavors together account for ~30% of the global market (excluding Russia and Turkey). This includes variants of Two Apples
3. Based on Arthur D. Little Industry Report 2025
4. Calculated based on total sales volume for the year 2025 divided by an average serving size of ~25g
5. Of which 5 facilities operated by third parties
6. ROCE refers to Return on Capital Employed

air advanced inhalation rituals

AIR at a Glance (cont'd)

$397m
FY25 Revenue excluding New Growth Market segment[1]
~5% 2020-25 CAGR

$158m
FY25 Adj. EBITDA for Core[1][2]
40% FY25 Adj. EBITDA Margin excluding New Growth Market segment[1][3]

$116m
(Consolidated)
FY25 Net Cash Generated from Operating Activities. 83% Net Operating Cash Conversion[4]

$400m
FY25 Revenue (Consolidated)
~5% 2020-25 CAGR

$139m
FY25 Adj. EBITDA[2] **(Consolidated)**
~35% FY25 Adj. EBITDA Margin

2.1x
FY25 Net Debt[8] **/ Adj. EBITDA**[2]

Innovation | Pioneer Revolutionising the Industry

2023
OOKA
Year of Launch[5]



November'25
VANT Market Test



$125m+
Investment in OOKA & VANT
(FY2019 to FY2025)

175
Patent Cases across our products as of 31st Dec'25[6]

500K+
OOKA Pods
Sold Since Launch[7]



THE DOUBLE CRUNCH

air advanced inhalation rituals

Notes:
1. Excludes New Growth Markets segment covers our offering under the OOKA brand, including proprietary devices and related consumables, modern oral nicotine pouches and both nicotine and non-nicotine inhalation devices under the VANT and Crown Switch brands
2. Adj. EBITDA is defined as EBITDA excluding non-recurring expenses, share-based compensation, foreign exchange gains/losses, and other non-operational items
3. Adj. EBITDA Margin is calculated as Adj. EBITDA divided by revenue
4. Net Operating Cash Conversion is defined as net cash generated from operating activities divided by Adj. EBITDA. A reconciliation to the nearest IFRS measure can be found in the appendix
5. OOKA was launched in the UAE in 2023
6. Total number of registered and pending patents, of which 94 are granted and 79 are pending
7. From launch in March 2023 to December 31st, 2025
8. Net Debt includes leases

Overview of AIR’s Core Offerings Flagship 2019-22 2022 2022-23 2023 2025 E-commerce AIR’s products are available Disposable vapes licensed through AIR’s multiple B2B through third-party or B2C online sites partnerships Two Apples Mint flavored flavored Tobacco Tobacco Zødiac Prism Zødiac Luna Molasses Molasses Sexy Sheba 15K 15K Hypermax Hypermax Black Current Two Apples Ice Gum with Mint Blueberry flavored Zødiac Nebula flavor 15K Big Bagman Tobacco Hypermax Molasses Magic Love AIR’s Portfolio Has Grown Meaningfully from Al Fakher to Also Include a Number of Core Brands and New Growth Categories

Flavored Molasses Category in Key AIR Markets to Grow at c1.6% CAGR Volume Resilient Global Shisha Demand Supported by Premiumization, Geographic Expansion, At-Home Consumption and Ongoing Flavor Innovation AIR’s Focus Markets: AIR’s Focus Markets: c17bn kT Market by c$475m Revenue Opportunity Today(1) 2030E(2) ($m) (kt) 567.0 17.2 50.0 3.4% 15.9 1.3% 1.8 475.0 1.7 43.0 164.0 2.8% 3.6 0.7% 3.5 143.0 4.5% 6.6 2.5% 208.0 5.8 166.0 145.0 3.4% 4.9 5.2 1.2% 123.0 2025E 2030E 2025 2030 USA KSA Germany Spain ’25E-’30E CAGR 8 Source: Company information, 2025 Arthur D. Little Industry Report. Notes: 1. Manufacturing Selling Value. 2. Market Volume.

Flavored Shisha is a Social Lifestyle Phenomenon…

Consumption is Driven by Social, Lifestyle and Cultural Aspects Rather Than Solely Nicotine Delivery…

Shisha is Enjoyed Across Consumer Demographics in the Western World[1]

Shisha consumption split by consumer demographics



Other
17%
White / Caucasian
42%
Hispanic / Latino
11%
Black / African
American
30%



Other
16%
Hispanic / Latino
5%
Asian
6%
White / Caucasian
48%
Middle Eastern
8%
Turkish
17%

… With Opportunity to Grow in Western Markets (USA & EU)

Western markets contributed more to AIR's revenue over time, growing at ~14% CAGR - ahead of other geographies[2]



23%
36%
2020
2025

air advanced inhalation rituals

Notes:
1. Inhalation Categories Penetration Report 2023, Opeepl. Western World in this context includes the United States and Germany
2. Based on company management reports and internal data

9

...And Increasing in Popularity Globally

Shisha Has Rapidly Rising Engagement on Social Media Platforms...

Number of Hashtag Uses[1] (m)



1
4
11
11
17
#iqos
#cigarettes
#redbull
#tequila
#Shisha
#hookah

...and Consumption Across On-Trade and Off-Trade Platforms

Flavored Shisha Molasses Market - Split by Channel (%)[2]



Volume
~35%
Lounges
~65%
Home
Value
Lounges
~85%
Home
~15%

air advanced inhalation rituals

Note: (1) Based on Instagram data as of December 2025. (2) Based on Arthur D. Little Industry Report 2025.

10

Driving a Growing and Attractive Total Addressable Market

Huge Market Opportunity Across Global flavored Shisha Categories...

Total Addressable Market – 2025 Value ($)



Expansion Opportunity
Flavored Shisha Molasses Market(2)
$15–19bn
Total Flavored Shisha Molasses Manufacturer Revenue(1)
$0.9–1.1bn

... with High Attractivity for HoReCa Businesses Globally

Value Chain Pricing: From Lounge to Consumer in UAE ($/ Kg)[3]



~2,000
~40x
~550
~11x
~50
Retail Selling Price(4)
VFM Lounge Selling Price(5)
High End Lounge Selling Price(6)

advanced inhalation rituals

Notes:
1. Market size from 2025 Arthur D. Little Industry Report
2. Market size from 2025 Arthur D. Little Industry Report based on consumer spend which includes the spending in lounges. It includes the market size of hookah devices and accessories
3. Based on internal company information and reports as of December 2025
4. Retail selling price is the price Al Fakher in the UAE, as converted to USD with an exchange rate of 3.7
5. VFM lounge selling price is the average price of a sample of VFM lounges in the UAE
6. High end lounges selling prices is the average of certain sampled high-end lounges in the UAE

11

Business Performance Across Segments and Geographies Split by Segment: Core vs. NGCs Split by Geography (1) : MEAA, Americas, Europe 3 400 $ m) 15.6% MEAA ( 397 Americas Europe Revenue 20.0% 2025 64.4% Core NGCs Total m) $ 158 23.4% ( 139 (19) EBITDA 3.7% . Adj MEAA Americas 72.9% 2025 Europe Core NGCs Total 12 Source: Company information. Note 1 : The geographic split reflects the core business only

Compelling Top-Line Growth with a Consistently High Margin Profile Revenue Adjusted EBITDA(2) $m, excludes New Growth Categories(1) $m, excludes New Growth Categories(1) % Adjusted EBITDA Margin(3) ~99% revenue in hard currency(4), minimal FX risk 35% 40% 40% CAGR 2023– CAGR 2023–2025: ~5% 2025: ~11% 397 374 158 361 148 128 2023 2024 2025 2023 2024 2025 Source: Company information. Notes: 1. New Growth Categories covers our offering under the OOKA brand, including proprietary devices and related consumables, modern oral nicotine pouches and both nicotine and non-nicotine inhalation devices under the VANT 13 and Crown Switch brands. 2. Adjusted EBITDA as earnings before interest, taxes, depreciation, and amortization, further adjusted to exclude items such as non-recurring expenses, share-based compensation, and other non-operational items. 3. Adj. EBITDA Margin is calculated as Adj. EBITDA divided by revenue. 4. Hard currency refers to USD, EUR, or currencies pegged to USD.

Resilient Flavored Molasses Industry Volumes vs Traditional Tobacco US Traditional Tobacco Volume CAGR (2020-25) Flavored Chewing Traditional Fine Cut Cigarillos Cigars Pipe Tobacco Cigarettes Molasses Tobacco Snuff Tobacco 5.0% 3.0% 1.0% -1.0% -3.0% -1.9% -5.0% -4.7% -5.3% -5.6% -7.0% -6.6% -7.7% -7.9% -9.0% -11.0% -11.2% -13.0% 14 Source: Wall Street Research

Global Scale with Leading Positions in Focus Markets 20-30% 30-40% Market share(1) Market share(1) 60-65% Market share(1) 50-55% Market share(1) Legend: Focus markets Others Not present Robust Presence in 90+ Markets (2) With Distribution Capabilities Across Middle East, Africa, Asia, Americas and Europe 15 Source: Company Information, 2025 Market Assessment Report. Note: 1. Based on sales volume. 2. Include duty free locations

A Leading Platform Driving Consumer Insights and Margin Growth

Leading Growing Portfolio of Digital Assets...



HOOKAH

#1
North America B2B e-commerce sites[1]

shisha-world

#1
European D2C e-commerce sites[1]

+

SHISHA
Global Hookah/ Shisha community platform
14m+[4] Impressions

OOKA.com

...Capturing Significant Share of Hookah-Related Traffic

~35%
B2B Traffic[2]

~40%
B2C Traffic[3]

Leading to Increased Business Efficiency

- Better access to consumer data
- Improve customer-proximity
- Unique and customised channels of communication for new product launches
- Superior margin profile

air advanced inhalation rituals

Notes: 1. Source: SEMrush - Ranking based on market share by traffic by country and category. 2. Source: SEMrush - Calculated as AIR website traffic in the USA divided by category traffic of November 2025. 3.Source: SEMrush - Calculated as AIR website traffic in Germany divided by category traffic of July 2025. 4. Google Search Console - from December 2024 to December 2025.

16

Shisha Molasses: Debunking the Commonly Held Myths

#	Myths	Reality
01	Shisha contains the same level of tobacco as cigarettes	Tobacco content in shisha is relatively low compared to conventional cigarettes (~15% by volume in shisha vs 70-90% in cigs)
02	Shisha's consumption involves combustion of tobacco	Tobacco in shisha is heated rather than burnt which results in a lower level[(1)] of certain harmful and potentially harmful constituents (HPHC's)
03	People consume shisha at the same frequency as cigarettes	Shisha is an occasion-led and social consumption category: avg. consumer frequency of 3-4 times/month [(2)] vs cigs at c15 sticks/day. Shisha is often shared around in a group, unlike cigs
04	Shisha is subject to strict government regulations, like cigarettes	Flavored molasses products are currently not subject, in all jurisdictions, to flavor bans that apply to cigarettes – including the US and the EU

Source: Company information, Wall Street Research, Arthur D. Little Industry Report 2025 . Note: 1. As demonstrated by the lower level of tobacco contents. 2. Based on the total volume for the year ending December 31, 2024, and an assumption of approximately 65% consumed at home, and assuming average consumption frequency of 3-4 times per month and a serving size assumed to be of 25g.

air advanced inhalation rituals

17

Shisha Still Remains at the Low End of Youth Consumption Measured on Key Regulatory Risk Factors, Shisha Scores Favourably vs Other Tobacco and Nicotine Products Shisha Cigarettes Vapes THP Sticks Oral Tobacco Fewer/ Lower HPHCs(1) Lower Addictiveness (2) Limited Youth Use (3) — Notes: Little Industry Report, Test commissioned by AIR at ASL Analytic Service Laboratory and other company Data is highly 18 information Data is reassuring 1. Lower and Fewer Harmful and Potentially Harmful Compounds is based on AIR commissioned aerosol concerning for 3. Based on USA CDC and FDA National Youth Tobacco Use Surveys for public health chemistry analysis of Hoffman analytes in shisha aerosol public health 2. Based on low usage frequency according to internal and external sources, including the CDC, 2023 Arthur D.

Hookah Treated Separately From Tobacco And Vaping Products By Regulators Since AIR started engaging with US regulators (2019), no Hookah products are the only flavored inhalable (1) State has passed a flavor tobacco ban that includes shisha tobacco products regularly authorized by FDA 19 Note 1 : California Health and Safety Code § 104559.5 (2022) introduced the statewide ban on flavored tobacco – excluding hookah, premium cigars, and loose-leaf tobacco

A Well-Established Business Benefiting from Unique Competitive Moats Global Leader in Shisha Tobacco Home to 3 of the 5 best-selling flavors globally(1) with c.36%-44% global market share(2) – larger than the next 4 competitors combined(3) Steady Category Growth in Shisha Tobacco Expected retail sale value CAGR of c3.6% and volume growth of c1.6% over 2025-30E for the category Innovation Pioneer Driving innovation in Core portfolio, creating a strong NGC pipeline: OOKA, e-cigs, pouches, VANT The pure play heat Regulatory Expertise not burn leader Expertise in engagement with regulators, with a proven track record of successful outcomes and the resources necessary to seek and obtain required regulatory authorizations and licenses Strong Balance Sheet and Cash Flow FY25 Net Debt/Adj. EBITDA of 2.1x, Last 3-year average Net Cash Generated from Operating Activities/yr of $110m+. Notes: 3. Based on Arthur D. Little Industry Report 2025 1. Based on Arthur D. Little Industry Report 2025. Based on company flavor-level sales data and ADL’s market-size estimates, these three flavors 20 together account for ~30% of the global market (excluding Russia and Turkey). This includes variants of Two Apples 2. Based on Arthur D. Little Industry Report 2025. Market share is based on markets where AIR operates, excluding Russia and Turkey

2. Investment Opportunity

It Headline: all starts Enter your with eadline Al Fakher ere Sub-Header: Enter your optional sub-heading here • Enter your text here • Line 2 • The largest flavored molasses brand globally(1) • Line 3 • Al • Line Fakher 4 owns 3 of the 5 Best-Selling Flavors Globally: Two Apples, Mint and Gum With Mint(2) • ~14 million home consumers worldwide(3) • Over 2.5 Million Al Fakher sessions enjoyed every day around the world(4) Notes: flavors together account for ~30% of the global home users, typically 3–4 times per month, with 1. By sales volume according to the Arthur D. Little market (excluding Russia and Turkey). This an average serving size of 25 22 Industry Report 2025 includes variants of Two Apples 4. Daily sessions are estimated by dividing the 2. According to the 2025 Arthur D. Little Industry 3. According to the 2025 Arthur D. Little Industry annual total of ~1 billion sessions by 365 days Report. Based on company flavor-level sales data Report. Based on AIR’s 2024 annual total volume, (average serving size is ~25g) and ADL’s market-size estimates, these three approximately 65% is consumed regularly by

Headline: Enter your headline here Sub-Header: Enter your optional sub-heading here • Enter your text here • Line 2 • Line 3 • Line 4 Dropped November 2025 in USA and Germany 23

Headline: Enter your headline here Sub-Header: Enter your optional sub-heading here • Enter your text here • Line 2 • Line 3 • Line 4 A range of crafted mixes for consumers looking for an edgier brand with fantasy flavors 24

Headline: Enter your headline here Sub-Header: Enter your optional sub-heading here • Enter your text here • Line 2 • Line 3 • Line 4 Tea-based shisha molasses. No tobacco. No nicotine. 25

Headline: Enter your headline here Sub-Header: Enter your optional sub-heading here Enter your text here Al Aseel – our first shisha offering for the value-Line 2 minded consumer in Saudi Arabia(1) Line 3 Line 4 Notes: 1. Flavors depicted include Grape, Grape with Berry, Grape with Mint, and Love. 26

Overview of AIR’s New Growth Category Offerings Flagship 2023 2025 2025 Crystal Grapio Forest Berries Dark Grape & Two Apples Grape Mint Berry Ice The Double Crunch Tropical Lime Tropical Boost Arctic Mint Magic Love Lucid Dream Mango Orange with Mint 27

OOKA – Pod Based Hookah -Header: Enter your optional sub-heading here your text here 2 Quick Clean Convenient Ready in 5 No charcoal Pod-based 3 minutes needed system 4 Rechargeable Portable Easy 3 hours of Pack it Simple to enjoyment and go assemble ~$110m+ Invested(1) Developed by Former Dyson Leader 20 Patent Families(1) (2) Strong IP portfolio already showing deterrent effect Notes: 28 1. As of December 2025. 2. Inclusive of pending patent families as of December 2025.

Research Data Indicate that OOKA Reduces Exposure to Harmful and Potentially Harmful Constituents Associated with Heat Not Burn Products [1]



OOKA
OOKA



Carbon Monoxide
Concentration (mg/ml)
0.0008
(100%)
Not Detected
0.0000
#1 Heat not Burn Product(2)
OOKA
Carbonyls
Concentration (µg/ml)
0.472
(99%)
0.005
#1 Heat not Burn Product
OOKA
TSNAs(3)
Concentration (ng/ml)
0.050
(100%)
Not Detected
0.000
#1 Heat not Burn Product
OOKA

Source: Company Information. Notes: 1. Underlying data extracted from published scientific literature, including our peer-reviewed study published in Scientific Reports in 2025, which we commissioned [and from: Eldridge, A., et al., (2015). Variation in tobacco and mainstream smoke toxicant yields from selected commercial cigarette products. Regul. Toxicol. Pharmacol, 71:409-427 Jaccard, G., et al., (2017). Comparative assessment of HPHC yields in the tobacco heating system THS2.2 and commercial cigarettes. Regul. Toxicol. Pharmacol. 90:1-8, -Schaller, JP., et al., (2016). Evaluation of the Tobacco. 2. Heat not Burn Product includes three conventional waterpipe aerosols evaluated as competitors, as measured in the study. 3. TSNAs stands for Tobacco-specific nitrosamines.

air advanced inhalation rituals
29

OOKA Paves the Way for Further Premiumisation and Extraordinary Unit Economics

OOKA Captures Significantly More Revenue vs Traditional Hookah…


$ Revenue per Kg(1)
~20x
Core Business
OOKA

…Resulting in Significantly Increased Profitability vs Core Business


$ Gross Profit per Kg(1) (2)
~15x
Core Business
OOKA

air advanced inhalation rituals

Source: Company Information. Notes: 1. Calculated on a per-kilogram basis for Core business products molasses and Ooka. Figures represent actuals as of December 31, 2025, averaged across the USA, UAE, and Germany – the markets where Ooka has been launched. 2. Cogs excludes depreciation.

30

VANT : Controlled Retail Pilot Test to Assess Potential of Functional Inhalation Headline: Enter your headline here Controlled Retail Pilot Test launched in November ’25 in NYC & Madrid Sub-Header: Enter your optional sub-heading here • Enter your text here • Line 2 • Line 3 • Line 4 • Precise atomisation ensures smaller particles for faster onset of benefits • Unlike coil and wick systems, no ceramics or heavy metal residue(1) • Exclusive to AIR in certain formulations(2) 31 Source: Company Information. Notes: 1. Quantum chip is manufactured without the use of ceramics/ heavy metals. 2. VANT is exclusive to AIR for formulations that are ‘nicotine-free’ and free of cannabinoids compounds upon inhalation.

USA: Largest Nicotine Pouch Market Valued at ~$4bn RSV in 2025, Saudi Arabia: Fastest Growing Nicotine Pouch Market Size US Saudi Arabia Germany Spain 10,782 575 481 85 Market Size 3,989 37 153 158 ($m) 2025 2030 2025 2030 2025 2030 2025 2030 155 2,124 75 Volume 872 14 (‘m Cans) 45 27 7 2025 2030 2025 2030 2025 2030 2025 2030 32 Source: Market size from Arthur D. Little Industry Report 2025. RSV: Retail Sales Value

Al Fakher Nicotine Pouches launched in the Middle East & US. Bringing our classic flavors to Al Fakher fans. 33

US: Largest Vape Market Valued at ~$14bn RSV in 2025, Saudi Arabia: Steady Growth Vape Market Size US Saudi Arabia Germany Spain 17,644 304 1,374 258 1,198 220 13,509 233 Market Size ($m) 2025 2030 2025 2030 2025 2030 2025 2030 752,366 13,781 605,090 10,344 31,875 32,826 12,910 7,914 Vape Units (‘000) 2025 2030 2025 2030 2025 2030 2025 2030 Source: Market size from Arthur D. Little Industry Report 2025. 34

Headline: Enter your headline here Sub-Header: Enter your optional sub-heading here • Enter your text here • Line 2 • Line 3 • Line 4 Breakthrough Vape technology: no ceramics or heavy metals. Launching in Germany 35

3. Historical Financial Information

Business Performance Across Segments and Geographies Split by Segment: Core vs. NGCs Split by Geography (1) : MEAA, Americas, Europe 3 400 $ m) 15.6% MEAA ( 397 Americas Europe Revenue 20.0% 2025 64.4% Core NGCs Total m) $ 158 23.4% ( 139 (19) EBITDA 3.7% . Adj MEAA Americas 72.9% 2025 Europe Core NGCs Total 37 Source: Company information. Note 1 : The geographic split reflects the core business only

Compelling Top-Line Growth with a Consistently High Margin Profile Revenue Adjusted EBITDA(2) $m, excludes New Growth Categories(1) $m, excludes New Growth Categories(1) % Adjusted EBITDA Margin(3) ~99% revenue in hard currency(4), minimal FX risk 35% 40% 40% CAGR 2023– CAGR 2023–2025: ~5% 2025: ~11% 397 374 158 361 148 128 2023 2024 2025 2023 2024 2025 Source: Company information. Notes: 1. New Growth Categories covers our offering under the OOKA brand, including proprietary devices and related consumables, modern oral nicotine pouches and both nicotine and non-nicotine inhalation devices under the VANT 38 and Crown Switch brands. 2. Adjusted EBITDA as earnings before interest, taxes, depreciation, and amortization, further adjusted to exclude items such as non-recurring expenses, share-based compensation, and other non-operational items. 3. Adj. EBITDA Margin is calculated as Adj. EBITDA divided by revenue. 4. Hard currency refers to USD, EUR, or currencies pegged to USD.

COGS Breakdown (1) Misellaneous, 25% Fructose, 39% Packaging, 14% Fructose, 4% Glycerin, 7% Glycerin, 42% Flavors, 16% Tobacco, Flavors, 5% 33% Tobacco, 14% COGS Mix by Volume (per kg) COGS Mix by Value ($/kg) 39 Source: Company information (as of December 31, 2025). Note: 1. Miscellaneous includes overhead and other costs associated with goods sold.

Strong Cash Generation and Capex Profile: Capex Light Core with Innovation Spend Net Cash Generated from Operating Activities Historical Capex Profile $m, Company Total $m, Company Total Average Net Operating Cash conversion: ~85% 55% 116% 83% 151 26 25 116 17 65 2023 2024 2025 2023 2024 2025 % Net Operating Cash Conversion(1) Source: Company information. Notes: 1. Net Operating Cash Conversion is defined as net cash generated from operating activities divided by Adj. EBITDA. A reconciliation to the nearest IFRS measure can be found in the appendix. 40

History of De-Leveraging Net Debt / EBITDA (x) & Net Debt ($m) $m (4) 423 335 291 Net Debt (1) 3.6x (2) 2.6x 2.1x (3) 2023 2024 2025 Sources: Company information. Notes: 1. Based on 2023 EBITDA of $118m. 2. Based on 2024 EBITDA of $130m. 3.Based on 2025 EBITDA of $139m. 4. Net Debt includes leases 41

4. Summary

Potential for Strong Growth and Top-Decile Performance Among Consumer Companies

3 New Product Categories Increase the Total Addressable Market ("TAM") from ~$20bn to $60bn+


Expansion Opportunity
4
Potential for Additional Upside
+ Functional Inhalation Market(1)
3
~$48-$60bn
+ $7-$9bn Nicotine Pouch Market(1)
2
~$40-50bn
+ $25-$30bn Vaping Market(1)
1
Core Flavored Shisha Molasses Market(1)
$15-19bn
Total Flavored Shisha Molasses Manufacturer Revenue(1)
$0.9 -$1.1bn

1 Expansion Through Innovation



2 Vaping


CROWN

3 Nicotine Pouches


AL FAKHER
GRAPE MINT

4 Functional Inhalation



air advanced inhalation rituals

Notes: 1. Market size from Arthur D. Little Industry Report 2025

43

Appendix

Revenue to Adj. EBITDA Reconciliation

($m)	FY23	FY24	FY25
Revenue	364.0	376.6	399.7
Cost of sales	(163.6)	(159.0)	(175.4)
Gross profit	200.5	217.6	224.3
Distribution expenses	(53.0)	(52.6)	(46.9)
Administrative expenses	(57.7)	(71.4)	(93.9)
Impairment loss on trade and other receivables	(9.5)	(1.2)	(2.4)
Impairment losses property, plant and equipment	(1.2)	-	-
Impairment losses on intangible assets	-	(0.9)	-
Other operating income / (loss)	0.9	0.5	2.1
Other losses	(3.9)	(1.1)	-
Operating profit	**76.0**	**91.0**	**83.2**
Add:			
Depreciation - PP&E	7.0	5.0	5.2
Depreciation - right-of-use assets	3.0	3.4	3.3
Amortisation	6.3	9.2	11.5
EBITDA	**92.4**	**108.7**	**103.2**
Share based compensations	5.2	6.3	10.1
Corporate restructuring costs	8.4	6.3	1.1
Significant provisions, write offs and associated legal costs	8.5	3.4	10.6
Impairment of intangible asset associated with discontinued operations	-	0.9	-
Expenses of discontinued entities	-	0.6	-
Inventory charge driven by exceptional regulatory change	-	1.3	-
Public company readiness cost	3.2	1.6	14.3
Extra-ordinary supply chain costs	-	0.4	-
Adjusted EBITDA	**117.7**	**129.5**	**139.3**

air advanced inhalation rituals

Source: Company Information.

45

Select Balance Sheet Data FY23 FY24 FY25 ($m) Non-Current Assets Property, plant and equipment 31.1 28.6 28.4 Other 416.8 411.0 426.6 Total Non-Current Assets 447.9 439.7 455.0 Current Assets Inventories 55.7 55.3 55.3 Trade and Other Receivables 121.6 89.1 93.2 Advance tax 1.0 0.2 0.3 Cash and cash equivalents 51.2 71.7 119.5 Assets classified as held for sale 3.3 — Total Current Assets 232.8 216.3 268.2 Total Assets 680.7 656.0 723.2 Liabilities Non-Current Liabilities Other interest-bearing loans and borrowings 319.9 250.3 357.7 Lease Liabilities 10.4 10.8 9.9 Other 14.1 7.3 8.2 Total Non-Current Liabilities 344.4 268.4 375.8 Current Liabilities Other interest-bearing loans and borrowings 134.5 136.7 29.9 Lease liabilities 1.0 2.2 3.3 Other 75.1 96.5 104.8 Total Current Liabilities 210.7 235.4 138.0 Total Liabilities 555.1 503.7 513.8 Net Equity 125.6 152.3 209.4 Total Liabilities & Equity 680.7 656.0 723.2 46 Source: Company Information.

Net Debt Reconciliation FY23 FY24 FY25 ($m) Total Borrowings 454.5 387.0 387.5 Less: Cash and Cash Equivalents (51.2) (71.7) (119.5) Net Debt ex. Lease Liabilities 403.3 315.3 268.1 Add: Short Term Lease Liabilities 1.0 2.2 3.3 Long Term Lease Liabilities 10.4 10.8 9.9 Net Debt incl. Lease Liabilities 414.7 328.2 281.4 Add: Arrangement and Legal Fees 8.7 6.3 9.2 Adj. Net Debt 423.4 334.6 290.6 Source: Company Information. 47